SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                                                     SEC  File  Number  0-16936

                                                       CUSIP  Number:  ________


                           NOTIFICATION OF LATE FILING

(Check  One):     [  ]  Form  10-K     [   ]  Form  20-F       [  ]  Form  11-K
                     [X]  Form  10Q      [   ]  Form  N-SAR   [  ] Form N-CSR

For  Period  Ended:     June  30,  2004

               [  ]  Transition  Report  on  Form  10-K
               [  ]  Transition  Report  on  Form  20-F
               [  ]  Transition  Report  on  Form  11-K
               [  ]  Transition  Report  on  Form  10-Q
               [  ]  Transition  Report  on  Form  N-SAR

               For the Transition Period Ended:_________________________________

Read  attached  instruction  sheet  before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART  I  -  REGISTRANT  INFORMATION

WorldWater  Corp.
Full  name  of  registrant
-
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Former  name  if  applicable

-
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Pennington  Business  Park  -  55  Route  31  South
Address  of  principal  executive  office  (Street  and  number)

Pennington,  New  Jersey   08534
City,  State  and  Zip  Code


PART  II  -  RULES  12b-25  (b)  AND  (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check  box  if  appropriate)

[   ]     (a)     The reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X]     (b)     The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)     The  accountant's  statement or other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.


PART  III  -  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR , N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The anticipated limited delay is attributable to a change in the Chief Financial Officer of the Corporation during the quarter ended June 30, 2004.


Part  IV  -  OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             James  Brown                       (609) 818-0700
           ---------------------------------   -------------------------------
                      (Name)                 (Area  Code)   (Telephone  Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion.

                                                               [  ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                WorldWater Corp.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      August  16,  2004           By:  /s/ James Brown
        -----------------------            ---------------------------------
                                            James  Brown
                                            Chief  Financial  Officer


     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.